

Mail Stop 3561

December 20, 2016

Via E-mail
Mr. Larry Taddei
Chief Financial Officer
MAG Silver Corp.
Suite 770-800 West Pender Street
Vancouver, British Columbia V6C 2V6

      Re: **MAG Silver Corp.**
              Form 40-F for Year Ended December 31, 2015
              Response dated December 6, 2016
              File No. 001-33574

Dear Mr. Taddei:

We have reviewed your December 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2016 letter.

Form 40-F for Year Ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to Annual Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(g) Exploration and Evaluation Assets, page 12

1. Your response to comment 1 indicates that Ejido Benito Juarez controls the surface rights for a significant portion of the Cinco de Mayo Property. Please tell us and disclose how you concluded that you have the legal right to explore the Cinco de Mayo Property without this surface access permission.

2. You have capitalized legal, community and other consultation costs as part of your exploration and evaluation assets related to the Cinco de Mayo property. Please tell us in greater detail the nature and amounts of the various subcategories of expenditures included in this line item for each period presented in your Form 40-F and the latest 2016 interim period. Please also tell us and revise your disclosures to clarify:

- how each of these subcategories of expenditures constitutes one of the types of exploration and evaluation expenditures included in your current accounting policy disclosures in Note 2(g) and
- the degree to which each subcategory of expenditures can be associated with finding specific mineral resources.

Refer to paragraphs 9 and 13 of IFRS 6.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining